UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment and Restatement)*


                                  PRAB, INC.
                               (Name of Issuer)


                                  Common Stock
                        (Title of Class of Securities)


                                  739413-10-2
                                (CUSIP Number)

     J. Darrel Barros, Esq.,  Dykema Gossett PLLC 400 Renaissance Center,
Detroit, Michigan 48243                                  (313) 568-6830

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 31, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*This filing, submitted via EDGAR, represents the first electronic amendment to a paper format Schedule 13D. Therefore, pursuant to Rule 101(a)(2)(ii) of Regulation S-T this filing includes a restatement of all previously filed Schedule Ds.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     State Treasurer of State of Michigan [38-6000134]
     See Attachment A
 2   Check The Appropriate Box If A Member Of A Group*               (a)[ ]
                                                                     (b)[ ]
     Not member of group
 3   SEC Use Only


 4   Source of Funds*

     00; See Attachment A

 5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(e)

     Not Applicable

 6  Citizenship Or Place of Organization

     See Attachment A

                7    Sole Voting Power

  Number Of            366,667
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            None
     Each       9    Sole Dispositive Power
  Reporting
   Person              366,667
    With        10   Shared Dispositive Power

                       None

 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       366,667

 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares*

         None

 13  Percent Of Class Represented By Amount In Row (11)

         22.4

 14  Type Of Reporting Person*

     00; See Attachment A

                             EXPLANATORY STATEMENT


         The Statement on Schedule 13D, originally filed on or about February 5, 1987, and as subsequently amended by Amendment No. 1 thereto filed on or about November 11, 1992, by the State of Treasurer of the State of Michigan, as Custodian for Four Retirement Systems specified on Attachment A (the "Reporting Person"), is hereby further amended by this Amendment to and Restatement of Schedule 13D (as mandated by Rule 101(a)(2)(ii) of Regulation S-T).

Item 1.  Security and Issuer.

         Common Stock,*
         Prab, Inc.
         5944 East Kilgore Road
         Kalamazoo, Michigan  49003

*The Reporting Person actually owns 366,667 shares of the Issuer's Convertible Preferred Stock which may be converted one-for-one into Issuer Common Stock as of the exercise date of November 1, 1994. Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, these shares are deemed to be equivalent to the Issuer's Common Stock for purposes of determining the percentage of beneficial ownership on Schedule 13D.

Item 2.  Identity and Background.

         See Attachments A and B.

Item 3.  Source and Amount of Funds of Other Consideration.

         See Attachment A.

Item 4.  Purpose of Transaction.

         On October 31, 1996, the Reporting Person entered into certain transactions which resulted in a material decrease in the Reporting Person's beneficial ownership of Prab, Inc. (the "Issuer") stock. The transactions are the result of an agreement between the Issuer's Plan (as defined herein) and the Reporting Person, Stock Purchase and Sale Agreement (52,897 shares of Prab, Inc. Stock), and an agreement between Issuer and the Reporting Person, Stock Purchase and Sale Agreement (3,247,103 shares of Prab, Inc. Stock), (collectively, the "Agreements") wherein the Reporting Person agreed to sell certain shares of the Issuer's stock to the Issuer and the Issuer's Salaried Employees Profit Sharing Plan (the "Plan").

         The relevant terms of the Agreements and the transactions which resulted therefrom are as follows:

         1. Redemption of Outstanding Non-Convertible Preferred Stock. Issuer redeemed 600,000 shares of its outstanding Non-Convertible Preferred Stock held by Reporting Person for $300,000, or $.50 per share, plus accrued and unpaid dividends.

         2. Purchase of Common Stock and Convertible Preferred Stock. Issuer purchased 1,013,770 shares of its Common Stock and 1,633,333 shares of its Convertible Preferred Stock owned by Reporting Person for $1.35 per share, or a total of $3,573,589.05, plus accrued and unpaid dividends.

         3. Purchase of Common Stock by Issuer's Employee Stock Purchase Plan. The Plan purchased 52,897 shares ("Plan Shares") of Common Stock of Issuer owned by Reporting Person for $1.35 per share, or a total of $71,410.95.

         4. Purchase of Additional Convertible Preferred Stock. Until October 31, 1999, Issuer will cause the Plan to purchase from Reporting Person any Issuer Common Stock that the Plan intends to purchase, provided that such purchase does not result in the loss of a significant portion of the net operating loss tax benefits retained by Issuer, such determination to be made by Issuer in its sole discretion. Such purchase will be accomplished by the Plan notifying Reporting Person of the number of shares of Issuer Common Stock that it desires to purchase. Reporting Person will then convert that number of shares from Convertible Preferred Stock to Common Stock and then sell such stock to the Plan at the then prevailing fair market price. Reporting Person is not obligated to sell shares of Issuer Common Stock to the Plan if the sales price is less than $1.35 per share.

         5. Limitations on Sale of Stock. Reporting Person has agreed not to purchase or otherwise acquire any additional Issuer stock nor pledge, sell, or otherwise dispose of any of its Issuer stock, other than to Issuer or the Plan, for three years following October 31, 1996 ("Restrictive Period"), except with the prior written consent of the Issuer. Issuer must grant such consent unless there is a reasonable risk that an "ownership change" will occur (for purposes of the Internal Revenue Code).

                 Reporting Person has also agreed not to enter into any agreements during the Restrictive Period for the acquisition or disposition of the Issuer's stock except where such transfers of shares would not be consummated until after the end of the Restrictive Period.

         6. Board Attendance. Reporting Person has the right to designate a representative to attend any meeting, whether regular or special, including telephone meetings, of the Board of Directors of Issuer. Issuer must provide notice to Reporting Person of each such meeting in the same manner and at the same time the Directors are given such notice. The representative of Reporting Person has the right to participate in such meeting, but not to vote thereat, and to receive all minutes of such meetings and all other materials as the Directors receive from Issuer.

         As previously reported, on October 30, 1992, the Reporting Person was involved in a restructuring of certain debt owed by the Issuer to the Reporting Person as evidenced by the Issuer's 9 7/8% Convertible Subordinated Notes due on October 31, 1993 (the "Notes") originally acquired by the Reporting Person on January 6, 1987. In consideration for the cancellation of an aggregate principal amount of $4,000,000 of the Notes plus accrued interest and charges thereon, the Issuer paid $400,000 cash to the Reporting Person and issued to the Reporting Person: (a) 666,667 shares of its Common Stock to the Reporting Person (in consideration of cancellation of $500,000 of the debt); (b) 2,000,000 shares of the Issuer's Convertible Preferred Stock (in consideration of cancellation of $1,500,000 of the debt); (c) 600,000 shares of the Issuer's Non-convertible Preferred Stock (in consideration of cancellation of $300,000 of the debt); and (d) a restated promissory note in the original principal amount of $2,483,902.78 for the balance of the debt.

                 All of the shares of capital stock of the Issuer were acquired by the Reporting Person for investment purposes. SMRS may consult with the Issuer or other persons about the Issuer and its business from time to time and, except where expressly prohibited by agreement with the Issuer, may acquire additional shares of Issuer Common Stock from time to time in the open market, in privately negotiated transactions or otherwise or may dispose of the shares of Issuer Common Stock held. SMRS has no other present plans or proposals with respect to the Issuer of the kind set forth under
         Item 4 of the Schedule 13D Instructions.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 366,667* shares of Common Stock, representing 22.4% of the class of outstanding Common Stock.

         (b) Notwithstanding the understandings set forth in Items 4 and 6, the Reporting Person has the sole power to vote and to direct the vote and sole power to dispose or to direct the disposition of 366,667* shares of Common Stock. The Reporting Person does not share such powers with respect to any of the shares.

         (c) See the description of the transaction provided in Item 4 which was effected on October 31, 1996.

*The Reporting Person actually owns 366,667 shares of the Issuer's Convertible Preferred Stock which may be converted one-for-one into Issuer Common Stock as of the exercise date of November 1, 1994. Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, these shares are deemed to be equivalent to the Issuer's Common Stock for purposes of determining the percentage of beneficial ownership on Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         See the description of the transactions provided in Item 4 which was effected on October 31, 1996.

         The October 30, 1992 transaction described in Item 4 included a loan from the Reporting Person to the Issuer, as evidenced by the Issuer's 10% Subordinated Notes in the original aggregate principal amount of $2,483,902.78, due October 31, 1999 (the "Note").

         Pursuant to the Registration Rights and Shareholders Agreement (the "Registration Rights Agreement"), the shares of capital stock owned by the Reporting Person may be transferred by the Reporting Person only after giving written notice to the Issuer of such transfer and, with respect to the transfer of Convertible Preferred Stock, subject to the right of first refusal of the Issuer to purchase such shares.

         The Reporting Person is also a party to a Shareholders Agreement among the Issuer, the Chairman of the Board of the Issuer, and the Chairman as Trustee under a Revocable Trust Agreement (the "Trust") which restricts acquisitions and dispositions of shares of any class of stock of the Issuer held by the Chairman or the Trust during the Restrictive Period.

         On November 1, 1994, the Convertible Preferred Stock became convertible into Common Stock on a share for share basis, subject to certain anti-dilution rights set forth in the Issuer's Articles of Incorporation. The holders of the Convertible Preferred Stock have the right to nominate and elect one member of the Board of Directors of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         1. Stock Purchase and Sale Agreement (3,247,103 shares of Prab, Inc. Stock) dated October 31, 1996, between Reporting Person and Issuer.

         2. Stock Purchase and Sale Agreement (52,897 shares of Prab, Inc. Stock) dated October 31, 1996, between Reporting Person and the Plan.

         3.      Shareholder Agreement, dated October 31, 1996 between John
                 J. Wallace individually and as Trustee under The John J. Wallace Revocable Trust and Reporting Person.

                                 ATTACHMENT A

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN
                             ("Reporting Person")

I.  Reporting Person

Pursuant to State Law (Section 91 of Act No. 380 of the Public Acts of 1965, as amended), the State Treasurer, State of Michigan is the investment fiduciary for the following four State sponsored retirement systems: Public School Employees' Retirement System; State Employees' Retirement System; Michigan State Police Retirement System; and Michigan Judges' Retirement System.

The Michigan Department of Treasury's Bureau of Investments performs the investment function, under the direction and on behalf of the State Treasurer.

The aforementioned State Law created an Investment Advisory Committee comprised of the Director of the Department of Commerce (the successor to which is the Department of Consumer and Industry Affairs), the Director of the Department of Management & Budget, or their duly authorized representatives, and three public members appointed by the Governor with the advice and consent of the Senate. The committee meets quarterly and reviews investments, goals, and objectives, and may submit recommendations to the State Treasurer. The Investment Advisory Committee may also, by a majority vote, direct the State Treasurer to dispose of any holdings which in the committee's judgment is not suitable for the funds involved, and may by unanimous vote direct the State Treasurer to make specific investments.

Act No. 314 of the Public Acts of 1965, as amended, authorizes the investment of assets of public employee retirement systems or plans created and established by the state or any political subdivision.

The acquisition of equity securities are made for investment purposes only. Investments in equity securities are made from the assets of the aforementioned four retirement systems with total assets of approximately $31 billion. The retirement systems derive revenue from employer and employee contributions, court fees, and investment income.

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN


Name:  Douglas B. Roberts

Business Address:  Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  State Treasurer
                       State of Michigan
                       P.O. Box 15128
                       Lansing, Michigan 48901

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN


Name:  Nick A. Khouri

Business Address:  Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Chief Deputy State Treasurer
                       State of Michigan
                       P.O. Box 15128
                       Lansing, Michigan 48901

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                         INVESTMENT ADVISORY COMMITTEE


Name:  Dr. Paul W. McCrackin

Business Address:  University of Michigan
                   School of Business Administration
                   701 Tappan
                   Ann Arbor, Michigan  48109

Principal Occupation:  Professor

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                         INVESTMENT ADVISORY COMMITTEE


Name:  Mr. Samuel Valenti, III

Business Address:  Masco Corporation
                   21001 Van Born Road
                   Taylor, Michigan  48180

Principal Occupation:  Vice President of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                         INVESTMENT ADVISORY COMMITTEE


Name:  Mr. Farris W. Womack

Business Address:  University of Michigan
                   Room 3014
                   Fleming Administrative Building
                   503 Thompson Street
                   Ann Arbor, Michigan  48109

Principal Occupation:  Executive Vice Presidnet and CFO

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                         INVESTMENT ADVISORY COMMITTEE


Name:  Kathleen M. Wilbur

Business Address:  Department of Consumer and Industry Affairs
                   Director's Office
                   4th Floor, Law Building
                   Box 30004
                   Lansing, Michigan  48909

Principal Occupation:  Director, Michigan Department of Consumer
                       and Industry Affairs

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                         INVESTMENT ADVISORY COMMITTEE


Name:  Mr. Mark A. Murray

Business Address:  Department of Management and Budget
                   Director's Office
                   Cass Building, First Floor
                   Box 30026
                   Lansing, Michigan  48909

Principal Occupation:  Director, Michigan Department of Management and
Budget

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Barry L. Stevens

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Director of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Gordon H. Lindsay

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Assistant Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Alan H. Van Noord

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Stock Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Philip Van Syckle

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Mortgage and Real Estate Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Paul R. Nelson, II

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Fixed Income Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Paul E. Rice

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Alternative Investments Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Milan J. Maat

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Short Term Investment Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Vernon L. Johnson

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Trust Accounting Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                 ATTACHMENT B

                                 SCHEDULE 13D

                      STATE TREASURER, STATE OF MICHIGAN

                              INVESTMENT OFFICERS


Name:  Richard J. Holcomb

Business Address:  Michigan Department of Treasury
                   P.O. Box 15128
                   Lansing, Michigan  48901

Principal Occupation:  Administrator, Quantitative Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment and Restatement of Schedule 13D is true, complete and correct.



                                          /S/ Paul E. Rice
                                          -------------------------------
                                          Paul E. Rice
                                          Administrator of the Alternative
                                          Investments Division


Dated:  November 8, 1996

                                 EXHIBIT INDEX

No.                   Description

1        Stock Purchase and Sale Agreement (3,247,103 shares of Prab, Inc.
         Stock) dated October 31, 1996, between Reporting Person and Issuer.

2        Stock Purchase and Sale Agreement (52,897 shares of Prab, Inc.
         Stock) dated October 31, 1996, between Reporting Person and the
         Plan.

3        Shareholder Agreement, dated October 31, 1996 between John J.
         Wallace individually and as Trustee under The John J. Wallace Revocable Trust and Reporting Person.